MIRANDA GOLD CORP.

CONSOLIDATED INTERIM FINANCIAL STATEMENTS

MAY 31, 2005
(Unaudited)

These unaudited consolidated financial statements for the period ended May 31, 2005 have not been reviewed by the Company’s auditor.

MIRANDA GOLD CORP.

CONSOLIDATED BALANCE SHEET
(Unaudited)

	MAY 31	AUGUST 31
	2005	2004
		(Note 1)

ASSETS

Current
Cash and cash equivalents	$3,596,698	$1,611,118
Accounts receivable	16,367	8,777
Prepaid expenses	33,952	37,007
Subscriptions receivable	75	-
Due from related party	1,666	-
	3,648,758	1,656,902

Investment (Note 3)	88,000	88,000
Capital Assets (Note 4)	60,888	59,874
Mineral Properties (Note 5)	207,035	197,613
Deferred Exploration Expenditures	398,410	198,466

	$4,403,091	$2,200,855

LIABILITIES

Current
Accounts payable and accrued liabilities	$35,429	$46,708

SHAREHOLDERS’ EQUITY

Share Capital (Note 6)	10,413,107	7,429,182

Contributed Surplus	1,811,567	939,323

Deficit	(7,857,012)	(6,214,358)
	4,367,662	2,154,147

	$4,403,091	$2,200,855

Approved by the Directors:

“Kenneth Cunningham”	“Dennis Higgs”

MIRANDA GOLD CORP.

CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT
(Unaudited)

	THREE MONTHS ENDED		NINE MONTHS ENDED
	MAY 31		MAY 31
	2005	2004	2005	2004

Expenses
Amortization	$5,278	$3,754	$13,631	$5,266
Consulting	51,321	27,301	108,171	41,523
Corporate finance services	-	3,025	-	14,675
Interest and foreign exchange	(2,608)	1,079	6,710	6,033
Investor relations	10,737	60,337	45,696	126,635
Management fees	19,600	15,000	54,200	45,000
Office rent, telephone, secretarial
and sundry	45,460	34,453	133,565	113,545
Professional fees	8,807	4,956	59,571	26,026
Property examination costs	9,094	-	102,787	-
Stock based compensation	25,800	-	894,800	793,892
Travel and business promotion	61,175	51,752	131,762	104,135
Transfer agent and regulatory
fees	9,711	9,217	36,463	29,008
Wages and benefits	47,845	35,659	116,419	63,420
	292,220	246,533	1,703,775	1,369,158
Less: Interest income	(3,406)	(6,930)	(16,021)	(8,922)

Loss Before The Following	288,814	239,603	1,687,754	1,360,236

Loss On Sale Of Mineral
Properties	-	-	-	10,725
Mineral Property Option Payments
Received In Excess Of Cost	-	(632)	(45,100)	(8,216)
Write Off Of Abandoned Mineral
Properties And Related
Exploration Expenditures	-	60,531	-	362,461

Loss For The Period	288,814	299,502	1,642,654	1,725,206

Deficit, Beginning Of Period	7,568,198	5,592,007	6,214,358	4,166,303

Deficit, End Of Period	$7,857,012	$5,891,509	$7,857,012	$5,891,509

Basic And Diluted Loss Per Share	$0.01	$0.02	$0.07	$0.10

Weighted Average Number Of
Shares Outstanding	27,910,801	17,656,726	24,584,657	17,211,200

MIRANDA GOLD CORP.

CONSOLIDATED STATEMENT OF INTERIM CASH FLOWS
(Unaudited)

	THREE MONTHS ENDED		NINE MONTHS ENDED
	MAY 31		MAY 31
	2005	2004	2005	2004

Cash Flows From Operating Activities
Loss for the period	$(288,814)	$(299,502)	$(1,642,654)	$(1,725,206)
Add (Deduct) non-cash items:
Amortization	5,278	3,754	13,631	5,266
Stock based compensation	25,800	-	894,800	793,892
Loss on sale of mineral properties	-	-	-	10,725
Mineral property option payments
received in excess of costs	-	(632)	(45,100)	(8,216)
Write off of abandoned mineral
properties and related exploration
expenditures	-	60,531	-	362,461
	(257,736)	(235,849)	(779,323)	(561,078)
Change in non-cash working capital items:
Accounts receivable	7,655	1,988	(7,590)	(1,445)
Prepaid expenses	(233)	6,515	3,055	(10,265)
Accounts payable	(10,763)	(9,342)	(11,279)	(16,149)
Due from related party	(1,666)	-	(1,666)	-
	(262,743)	(236,688)	(796,803)	(588,937)

Cash Flows From Investing Activities
Capital assets	(9,623)	(31,973)	(14,645)	(31,973)
Mineral property option payments received	18,540	92,921	189,237	117,921
Proceeds on sale of mineral properties	-	-	-	54,470
Mineral properties	-	(84,068)	(74,927)	(205,259)
Exploration expenditures	(110,089)	42,619	(260,276)	(57,608)
	(101,172)	19,499	(160,611)	(122,449)

Cash Flows From Financing Activities
Issue of share capital	482,026	218,845	3,023,136	1,398,565
Share issue costs	-	-	(80,142)	-
	482,026	218,845	2,942,994	1,398,565

Increase In Cash And Cash Equivalents	118,111	1,656	1,985,580	687,179

Cash And Cash Equivalents, Beginning Of
Period	3,478,587	975,273	1,611,118	289,750

Cash And Cash Equivalents, End Of Period	$3,596,698	$976,929	$3,596,698	$976,929

SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING AND INVESTING ACTIVITIES:

During the period ended May 31, 2005, the Company issued 40,000 share purchase warrants with a fair value of $18,300 pursuant to mineral property option agreements described in Notes 5(d) and 5(m).

During the period ended May 31, 2005, the Company received 2,750,000 common shares with a fair value of $88,000 pursuant to the mineral property sale and option agreements described in Note 5(b).

MIRANDA GOLD CORP.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

MAY 31, 2005
(Unaudited)

1.	BASIS OF PRESENTATION

The interim consolidated financial statements of Miranda Gold Corp. (the “Company”) have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended August 31, 2004, except as described below. The disclosures included below are incremental to those included with the annual consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Company’s annual report for the year ended August 31, 2004.

2.	a) NATURE OF OPERATIONS

The Company is in the process of exploring its mineral properties and has not yet determined whether the properties contain ore reserves that are economically recoverable.

The recoverability of amounts shown as mineral properties and related deferred exploration expenditures is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, and the ability of the Company to obtain profitable production or proceeds from the disposition thereof.

	b)	SIGNIFICANT ACCOUNTING POLICIES

		i)	Consolidation

These financial statements include the accounts of the Company and its wholly owned U.S. subsidiary, Miranda U.S.A., Inc., and its Mexican subsidiary, Minas Miranda S.A. de C.V.

		ii)	Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses for the periods reported. Actual results could differ from these estimates.

MIRANDA GOLD CORP.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

MAY 31, 2005
(Unaudited)

2.	b)	SIGNIFICANT ACCOUNTING POLICIES (Continued)

		iii)	Cash and Cash Equivalents

Cash and cash equivalents consist of cash and short term deposits with maturities of no more than ninety days.

		iv)	Capital Assets

Capital assets are recorded at cost and are amortized over their economic lives using the declining balance method using the following rates:

Computer equipment	30%
Computer software	100%
Field equipment	25%
Furniture and fixtures	20%

v)	Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, prepaid expenses due from related party, and accounts payable and accrued liabilities.

Unless otherwise noted, it is management’s opinion that this Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

vi)	Mineral Properties and Related Deferred Exploration Expenditures

The Company records its interest in mineral properties and related expenditures at cost or at an ascribed amount if the consideration is share purchase warrants, less option payments received. These costs net of option payments are deferred for all mineral properties in which it has a continuing interest to be amortized over the productive period when a property reaches commercial production. On abandonment of any property, applicable accumulated deferred exploration expenditures will be written off.

On an annual basis or when impairment indicators arise, the Company evaluates the future recoverability of its mineral property costs. Impairment losses or write downs are recorded in the event the net book value of such assets exceeds the estimated indicated future cash flows attributable to such assets.

MIRANDA GOLD CORP.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

MAY 31, 2005
(Unaudited)

2.	b)	SIGNIFICANT ACCOUNTING POLICIES (Continued)

		vii)	Future Income Taxes

Income taxes are calculated using the liability method of accounting. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future tax assets are recognized to the extent that they are considered more likely than not to be realized. Future income tax liabilities or assets are calculated using the tax rates anticipated to apply in the periods that the temporary differences are expected to reverse.

		viii)	Loss Per Share

Loss per common share has been calculated using the weighted average number of common shares.

The Company follows the accounting standard for the calculation of net loss per share which follows the “treasury stock method” in the calculation of diluted net loss per share, and requires the presentation of both basic and diluted net loss per share on the face of the consolidated statement of operations and deficit regardless of the materiality of the difference between them.

Diluted net earnings per share is computed by dividing the net earnings for the period by the weighted average number of shares of common stock and potential common stock outstanding during the period, if dilutive.

		ix)	Investments

The Company records portfolio investments at cost. The cost of portfolio investments is written down to market value when a decline in value is other than temporary.

		x)	Foreign Currency Translation

Transactions recorded in United States dollars and Mexican new pesos have been translated into Canadian dollars using the Temporal Method as follows:

			i)	monetary items at the rate prevailing at the balance sheet date;
			ii)	non-monetary items at the historical exchange rate;
			iii)	revenue and expense at the average rate in effect during the applicable accounting period.

Gains or losses arising on translation are included in the results of operations.

MIRANDA GOLD CORP.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

MAY 31, 2005
(Unaudited)

2.	b)	SIGNIFICANT ACCOUNTING POLICIES (Continued)

		xi)	Stock Based Compensation

In September 2003, the CICA issued an amendment to Section 3870 – “Stock Based Compensation and Other Stock Based Payments”. The amended section is effective for fiscal years beginning on or after January 1, 2004. The amendment requires that companies measure all stock based payments using the fair value method of accounting and recognize the compensation expense in their financial statements. The Company implemented this amended standard in their fiscal year ended August 31, 2004 on a prospective basis in accordance with the early adoption provisions of the standard. According to the transitional provisions, early adoption requires that compensation expense be calculated and recorded in the statement of operations for options granted on or after September 1, 2003.

Under this amended standard, the Company must account for compensation expense based on the fair value of rights granted under its stock based compensation plan. Under this method, compensation costs attributable to share options granted to employees or directors is measured at fair value at the grant date, and expensed over the expected exercise time frame with a corresponding increase to contributed surplus. Upon exercise of the stock options, consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.

3.	INVESTMENT

	MAY 31	AUGUST 31
	2005	2004

2,750,000 common shares of Otish Mountain Diamond
Company. These common shares are subject to a hold period
and may be traded under Rule 144; they are freely tradeable
on December 12, 2005. (Market value May 31, 2005 -
$302,500).	$88,000	$88,000

MIRANDA GOLD CORP.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

MAY 31, 2005
(Unaudited)

4.	CAPITAL ASSETS

			MAY 31
			2005
			ACCUMULATED	NET BOOK
		COST	AMORTIZATION	VALUE

	Computer equipment	$31,127	$11,323	$19,804
	Computer software	1,791	1,197	594
	Furniture and fixtures	10,110	1,469	8,641
	Field equipment	44,509	12,660	31,849

		$87,537	$26,649	$60,888

			AUGUST 31
			2004
			ACCUMULATED	NET BOOK
		COST	AMORTIZATION	VALUE

	Computer equipment	$23,943	$6,616	$17,327
	Computer software	1,050	525	525
	Furniture and fixtures	4,445	444	4,001
	Field equipment	43,453	5,432	38,021

		$72,891	$13,017	$59,874

5.	MINERAL PROPERTIES

		MAY 31	AUGUST 31
		2005	2004
a)	Secret Basin Property, Nevada

	The Company acquired a 100% interest in the Secret
	Basin property located in Nye County, Nevada for
	US$5,000 and the issuance of 10,000 shares. The
	Company was to issue an additional 60,000 shares upon
	the project reaching certain development and exploration
	milestones including positive pre-feasibility and feasibility.	$-	$18,400

	Option payment received	-	(1,492)
	Write down	-	(16,908)
		-	-

MIRANDA GOLD CORP.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

MAY 31, 2005
(Unaudited)

5.	MINERAL PROPERTIES (Continued)

			MAY 31	AUGUST 31
			2005	2004

a)		Secret Basin Property, Nevada (Continued)

The Company granted an option to acquire a 50%
interest in its Secret Basin, Nevada property for the
following consideration:

	-	cash payment of US$1,000;
	-	exploration expenditures totalling US$250,000 by
June 30, 2004, US$10,000 of which must be
expended by April 30, 2004.

During the year ended August 31, 2004, the Company
abandoned its interest in the Secret Basin Property.

b)		Otish Mountains, Quebec

The Company acquired a 100% interest, subject to
certain net smelter return and gross overriding royalty
obligations, in nine mineral properties, comprising a total
of 766 mineral claims covering 96,957 acres, located in
the Otish Mountains region of Quebec. Consideration
payable for each property is as follows:

PROPERTY	CASH	SHARES

Lac Leran	$23,000	165,000 common shares
Lac Pigeon	$23,000	165,000 common shares
Lac Leran #2	$129	-
Lac Pigeon #2	$5,271	-
Lac Joubert	$4,341	-
Lac Orillat	$4,978	-
Lac Herve	$27,700	-
Lac Square Rock	$7,500	-
Lac Taffanel	$6,000	-

MIRANDA GOLD CORP.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

MAY 31, 2005
(Unaudited)

5.	MINERAL PROPERTIES (Continued)

		MAY 31	AUGUST 31
		2005	2004

b)	Otish Mountains, Quebec (Continued)

	Total consideration paid	$-	$197,919
	Sale of interest	-	(50,648)
	Option payments received	-	(95,349)
	Write down	-	(51,922)
		-	-

	In addition, an annual advance royalty payment of
	$15,000 is payable under the Lac Leran and Lac Pigeon
	property agreements.

	During the year ended August 31, 2004, the Company
	sold its 100% interest in the Lac Leran #2, Lac Joubert,
	Lac Orillat, Lac Herve, Lac Square Rock and Lac Taffanel
	Properties for net proceeds of $55,100, 1,250,000
	common shares of Otish Mountain Diamond Corp.
	(“OMDC”), and the retention of a 1% net smelter return
	and gross overriding royalty.

	On November 4, 2003, the Company entered into a Letter
	of Intent on a joint venture proposal for the Lac Leran
	Property. The Company will option a 45% interest on the
	property to OMDC for consideration of:

i)	$45,000 of which $25,000 is due upon signing the Letter of Intent (received), and $20,000 (received) is due upon the earlier of receiving geological samples and reports or February 29, 2004;

ii)	1,500,000 shares of OMDC (received). OMDC has since changed its name to Gulf Oil and Gas and has terminated its joint venture for the Lac Leran property.

The Company has terminated its interest in all the Otish Mountain properties.

MIRANDA GOLD CORP.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

MAY 31, 2005
(Unaudited)

5.	MINERAL PROPERTIES (Continued)

MAY 31	AUGUST 31
2005	2004

c)	Hercules Project, Imperial Mine Property, and Gilman Property, Nevada

The Company entered into an option agreement for the acquisition of a 100% interest in three mineral properties in Nevada. Consideration payable under the option agreement is as follows:

	i)	In connection with the signing of the agreement and its acceptance by the TSX Venture Exchange, US$20,000 in cash and warrants to purchase 100,000 shares at $0.25 for two years. US$5,000 due upon signing the agreement and the balance payable within 90 days.

	ii)	On or before September 18, 2003, US$16,000 in cash, US$75,000 in exploration expenditures and warrants to purchase 50,000 shares at $0.25 for two years.

	iii)	On or before September 18, 2004, US$20,000 in cash, US$75,000 in exploration expenditures and warrants to purchase 50,000 shares at $0.25 for two years.

	iv)	On or before September 18, 2005, US$24,000 in cash, US$150,000 in exploration expenditures and warrants to purchase 75,000 shares at $0.30 for two years.

	v)	On or before September 18, 2006, US$40,000 in cash, US$150,000 in exploration expenditures and warrants to purchase 75,000 shares at $0.35 for two years.

MIRANDA GOLD CORP.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

MAY 31, 2005
(Unaudited)

5.	MINERAL PROPERTIES (Continued)

MAY 31	AUGUST 31
2005	2004

c)	Hercules Project, Imperial Mine Property, and Gilman Property, Nevada (Continued)

	vi)	On or before September 18, 2007, US$60,000 in cash, US$200,000 in exploration expenditures and warrants to purchase 100,000 shares at $0.40 for two years.

In addition, the Company agreed to pay a finder’s fee consisting of warrants to purchase 50,000 shares at $0.25, 5% of the cash payments paid by the Company, and warrants to purchase 50,000 shares at $0.40 once a positive feasibility study has been produced for any one of the three properties in the agreement.

During the year ended August 31, 2003, the Company terminated its option in the Gilman Property.

During the year ended August 31, 2004, the Company entered into a letter of intent to joint venture the Hercules Project. The Company also sold its option in the Imperial Mine Property for net proceeds of US$50,000.

The option in the Hercules Project was written off as the Company abandoned its option subsequent to August 31, 2004.

Consideration paid to date	$-	$85,283
Option payments received	-	(13,778)
Write down	-	(47,133)
Sale of interest	-	(24,372)
	-	-

d)	Blackrock Project, Cold Springs Project, Troy Project and Redlich Project, Nevada

The Company entered into an option agreement for the acquisition of a 100% interest in four mineral properties in Nevada. Consideration payable under the option agreement is as follows:

MIRANDA GOLD CORP.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

MAY 31, 2005
(Unaudited)

5.	MINERAL PROPERTIES (Continued)

MAY 31	AUGUST 31
2005	2004

d)	Blackrock Project, Cold Springs Project, Troy Project and Redlich Project, Nevada (Continued)

	i)	In connection with the signing of the agreement and its acceptance by the TSX Venture Exchange, US$20,000 in cash and warrants to purchase 100,000 shares at $0.40 for two years. US$5,000 payable due upon signing the agreement and the balance payable by April 23, 2003.

	ii)	On or before January 23, 2004, US$6,000 in cash, US$22,500 in exploration expenditures and warrants to purchase 15,000 shares at $0.40 for two years.

	iii)	On or before January 23, 2005, US$7,500 in cash, US$22,500 in exploration expenditures and warrants to purchase 15,000 shares at $0.40 for two years.

	iv)	On or before January 23, 2006, US$9,000 in cash, US$45,000 in exploration expenditures and warrants to purchase 22,500 shares at $0.45 for two years.

	v)	On or before January 23, 2007, US$15,000 in cash, US$45,000 in exploration expenditures and warrants to purchase 22,500 shares at $0.50 for two years.

	vi)	On or before January 23, 2008, US$22,500 in cash, US$60,000 in exploration expenditures and warrants to purchase 30,000 shares at $0.55 for two years.

During the year ended August 31, 2004, the Company terminated its options in the Blackrock and Cold Springs Projects.

MIRANDA GOLD CORP.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

MAY 31, 2005
(Unaudited)

5.	MINERAL PROPERTIES (Continued)

MAY 31	AUGUST 31
2005	2004

d)	Blackrock Project, Cold Springs Project, Troy Project and Redlich Project, Nevada (Continued)

During the year ended August 31, 2004, the Company entered into a letter of intent to option the Redlich Property with a major mining company based in Australia, with the formation of a joint venture upon completion of the earn-in period. Payment to Miranda consists of $30,000 annually until March 4, 2008 and an annual work commitment commencing with $75,000 this year, $150,000 for each of the next two years, and then $200,000 per year thereafter until the commencement of commercial production.

Consideration paid to date	$85,722	$70,424
Option payments received	(46,104)	(15,403)
Write down	(39,618)	(39,618)
	-	15,403

e)	Bald Peak Project, Nevada

The Company entered into an option agreement for the acquisition of a 100% interest in a mineral project in Mineral County, Nevada. Consideration payable under the option agreement is as follows:

	i)	In connection with signing the agreement, US$7,500 in cash, US$2,000 immediately, and US$5,500 within 15 days.

	ii)	Within 45 days of signing, warrants to purchase 25,000 shares at $0.25 for two years.

	iii)	On or before the earlier of the drilling permit approval date or November 19, 2005, US$10,000 in cash and warrants to purchase 25,000 shares at $0.25 for two years.

MIRANDA GOLD CORP.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

MAY 31, 2005
(Unaudited)

5.	MINERAL PROPERTIES (Continued)

MAY 31	AUGUST 31
2005	2004

e)	Bald Peak Project, Nevada (Continued)

	iv)	On or before one year from (iii) above, US$15,000 in cash and warrants to purchase 25,000 shares at $0.30 for two years.

	v)	On or before two years from (iii) above, US$25,000 in cash and warrants to purchase 25,000 shares at $0.35 for two years.

	vi)	On or before three years from (iii) above, US$35,000 in cash and warrants to purchase 25,000 shares at $0.40 for two years.

	vii)	On or before four years from (iii) above, US$50,000 in cash and warrants to purchase 50,000 shares at $0.45 for two years.

	viii)	On or before five years from (iii) above, US$35,000 in cash and warrants to purchase 50,000 shares at $0.50 for two years.

Consideration paid to date	$24,505	$24,505

f)	Red Canyon Property, Nevada

The Company entered into a mining lease and option to purchase agreement for the lease of a mineral property in Nevada. Consideration payable under the 20 year lease agreement is payable as follows:

	i)	On signing the agreement, US$26,200 in cash and warrants to purchase 75,000 shares at CDN$0.37 for two years.

	ii)	US$25,000 on or before November 18, 2004

	iii)	US$35,000 on or before November 18, 2005.

	iv)	US$40,000 on or before November 18, 2006.

MIRANDA GOLD CORP.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

MAY 31, 2005
(Unaudited)

5.	MINERAL PROPERTIES (Continued)

MAY 31	AUGUST 31
2005	2004

f)	Red Canyon Property, Nevada (Continued)

	v)	US$50,000 on or before November 18, 2007 and 2008.

	vi)	US$75,000 on or before November 18, 2009 through 2012.

	vii)	US$100,000 on or before November 18, 2013 through 2023.

On October 13, 2004, the Company entered into an exploration agreement with an option to joint venture the Red Canyon Property. The Company will option a 60% interest in the property to a major mining company for consideration of:

	i)	Initial cash payment of US$30,000.

	ii)	Assuming the lease payments.

	iii)	Incurring exploration expenditures totalling US$2.5 million by December 31, 2009.

An additional 10% interest can be earned by funding all expenditures until the completion of a bankable feasibility study is performed.

Consideration paid to date	$69,371	$69,371
Option payments received	(35,883)	-
	33,488	69,371

g)	BPV, CONO, Projects, Nevada

The Company entered into a mining lease on two mineral properties in Nevada. Consideration payable under the 20 year lease agreement for each of BPV and CONO is payable as follows:

	i)	On signing the agreement, US$6,250 in cash (paid).

MIRANDA GOLD CORP.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

MAY 31, 2005
(Unaudited)

5.	MINERAL PROPERTIES (Continued)

MAY 31	AUGUST 31
2005	2004

g)	BPV, CONO, Projects, Nevada (Continued)

	ii)	US$6,250 on or before May 27, 2005 and 2006.

	iii)	US$10,000 on or before May 27, 2007 and 2008.

	iv)	US$12,500 on or before May 27, 2009.

	v)	US$15,000 on or before May 27, 2010.

	vi)	US$30,000 on or before May 27, 2011 and 2012.

	vii)	US$40,000 on or before May 27, 2013 and 2014.

	viii)	US$50,000 on or before May 27, 2015 through 2024.

A 2.5% to 5% sliding scale production royalty that is subject to buy down provisions to 2% is also payable.

During the period ended May 31, 2005, the Company signed a letter of intent to option the BPV and CONO properties with a joint venture to be formed upon completion of the earn-in. The Company will option a 60% interest in the properties to an intermediate gold producer for consideration of:

	i)	initial cash payment of US$25,000.

	ii)	US$30,000 on or before the first anniversary.

	iii)	US$50,000 on or before the second anniversary.

	iv)	US$100,000 on or before the third anniversary

	v)	US$150,000 on or before the fourth anniversary.

	vi)	incurring exploration expenditures totalling US$1.5 million by the fifth anniversary.

MIRANDA GOLD CORP.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

MAY 31, 2005
(Unaudited)

5.	MINERAL PROPERTIES (Continued)

MAY 31	AUGUST 31
2005	2004

g)	BPV, CONO, Coal Canyon and Red Hill Projects, Nevada (Continued)

An additional 10% interest can be earned by the joint venture partner’s completion of a bankable feasibility study and an additional 5% interest can be earned for funding or arranging financing for mine development and construction costs.

Consideration paid to date for both leases	$17,223	$17,223

h)	Coal Canyon Project, Nevada

The Company has entered into a mining lease for the Coal Canyon Property in Nevada. Consideration payable under the 20 year lease agreement is payable as follows:

	i)	on signing the agreement, US$6,250 in cash (paid)

	ii)	US$6,250 on or before May 27, 2005 and 2006.

	iii)	US$10,000 on or before May 27, 2007 and 2008.

	iv)	US$12,500 on or before May 27, 2009.

	v)	US$15,000 on or before May 27, 2010.

	vi)	US$30,000 on or before May 27, 2011 and 2012.

	vii)	US$40,000 on or before May 27, 2013 and 2014.

	viii)	US$50,000 on or before May 27, 2015 through 2024.

A 2.5% to 5% sliding scale production royalty that is subject to buy down provisions to 2% is also payable.

On April 8, 2005, the Company entered into an exploration agreement with an option to joint venture the Coal Canyon Projects. The Company will option a 60% interest in the property to a junior exploration company for consideration of:

MIRANDA GOLD CORP.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

MAY 31, 2005
(Unaudited)

5.	MINERAL PROPERTIES (Continued)

MAY 31	AUGUST 31
2005	2004

h)	Coal Canyon Project, Nevada (Continued)

	i)	initial cash payment of US$15,000 (received);

	ii)	issuance of 250,000 shares;

	iii)	assuming the lease payments;

	iv)	making cash payments totalling $185,000 and incurring exploration expenditures of US$1,000,000 over a four year earn-in period.

An additional 10% interest can be earned by the joint venture partner’s completion of a bankable feasibility study and incurring annual exploration expenditures of US$200,000

Consideration paid to date	$8,611	$8,611
Option payments received	(8,611)	-
	-	8,611

i)	Red Hill Project, Nevada

The Company has entered into a mining lease for the Red Hill Property in Nevada. Consideration payable under the 20 year lease agreement is payable as follows:

	i)	On signing the agreement, US$6,250 in cash (paid).

	ii)	US$12,500 on or before May 27, 2005 and 2006.

	iii)	US$20,000 on or before May 27, 2007 and 2008.

	iv)	US$25,000 on or before May 27, 2009.

	v)	US$30,000 on or before May 27, 2010.

	vi)	US$40,000 on or before May 27, 2011 and 2012.

	vii)	US$50,000 on or before May 27, 2013 and 2014.

MIRANDA GOLD CORP.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

MAY 31, 2005
(Unaudited)

5.	MINERAL PROPERTIES (Continued)

MAY 31	AUGUST 31
2005	2004

i)	Red Hill Project, Nevada (Continued)

	viii)	US$60,000 on or before May 27, 2015 through 2024.

A 2.5% to 5% sliding scale production royalty that is subject to buy down provisions to 2% is also payable.

On October 27, 2004, the Company entered into an exploration agreement with an option to joint venture for the Red Hill Property. The Company will option a 60% interest in the property to major mining company for consideration of:

	i)	Initial cash payment of US$40,000 (received).

	ii)	US$65,000 cash payment by October 27, 2005.

	iii)	US$100,000 cash payment by October 27, 2006.

	iv)	US$135,000 cash payment by October 27, 2007.

	v)	US$200,000 cash payment by October 27, 2008.

	vi)	Incurring exploration expenditures of US$2.0 million over a four year earn-in period.

An additional 10% interest can be earned by the joint venture partner’s completion of a feasibility study.

Consideration paid to date for the Red Hill lease	$8,611	$8,611
Option payments received	(8,611)	-
	-	8,611

j)	Fuse Property, Nevada

The Company has staked 148 claims in Eureka County, Nevada. Subsequent to the period ended May 31, 2005, the Company staked an additional 45 claims.

On March 6, 2005, the Company signed a letter of intent to complete an exploration agreement with an option to joint venture the Fuse property.

Staking cost	33,549	33,549

MIRANDA GOLD CORP.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

MAY 31, 2005
(Unaudited)

5.	MINERAL PROPERTIES (Continued)

MAY 31	AUGUST 31
2005	2004

k)	JDW Property, Nevada
	The Company has staked 62 claims in Eureka County,
	Nevada.
	Staking cost	$13,826	$13,826
l)	Ettu Property, Nevada
	The Company has staked 28 claims in Kobeh Valley,
	Nevada.
	Staking cost	6,514	6,514

During the period ended May 31, 2005, the Company staked an additional 46 claims in Kobeh Valley, Nevada.

m)	Horse Mountain Property, Nevada

The Company entered into a mining lease for a property in Nevada. Consideration payable under the 20 year lease agreement is payable as follows:

	i)	On signing the agreement, US$30,000 in cash and warrants to purchase 25,000 shares at $0.70 for two years.

	ii)	US$30,000 on or before November 23, 2005.

	iii)	US$30,000 on or before November 23, 2006.

	iv)	US$40,000 on or before November 23, 2007.

	v)	US$40,000 on or before November 23, 2008.

	vi)	US$50,000 on or before November 23, 2009.

	vii)	US$50,000 on or before November 23, 2010.

MIRANDA GOLD CORP.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

MAY 31, 2005
(Unaudited)

5.	MINERAL PROPERTIES (Continued)

MAY 31	AUGUST 31
2005	2004

m)	Horse Mountain Property, Nevada (Continued)

	viii)	US$70,000 on or before November 23, 2011.

	ix)	US$80,000 on or before November 23, 2012.

	x)	US$100,000 on or before November 23, 2013.

	xi)	US$100,000 on or before each subsequent anniversary of November 23.

The property is subject to a net smelter royalty of 3.5%.

Subsequent to May 31, 2005, the Company signed a letter of intent to complete an exploration agreement with an option to joint venture its Horse Mountain property.

	Consideration paid to date	$48,183	$-

n)	Dame Property, Nevada

	The Company has staked 301 claims in Kobeh Valley, Nevada.

	Staking cost	8,149	-

o)	Iron Point Property, Nevada

	The Company has staked 156 claims in Humboldt County, Nevada.

	Staking cost	21,598	-

		$207,035	$197,613

MIRANDA GOLD CORP.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

MAY 31, 2005
(Unaudited)

6.	SHARE CAPITAL

	a)	Authorized

100,000,000 common shares without par value

	b)	Issued and Outstanding

	NUMBER
	OF SHARES	CONSIDERATION

Balance, August 31, 2003	10,300,760	$5,071,869

Shares issued for cash pursuant to a private placement	4,650,000	782,500
Shares issued on exercise of options	455,000	76,100
Stock based compensation	-	29,103
Shares issued on exercise of warrants	6,683,625	1,469,610
Shares issued for commission pursuant to a private
placement	79,875	-

Balance, August 31, 2004	22,169,260	7,429,182

Shares issued for cash pursuant to a private placement	2,900,000	1,949,858
Shares issued on exercise of options	34,000	5,960
Shares issued on exercise of warrants	3,469,500	987,250
Fair value of warrants exercised	-	40,856

Balance, May 31, 2005	28,572,760	$10,413,106

c)
During the period ended May 31, 2005, the Company completed a private placement of 2,900,000 units at $0.70 per unit. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase an additional common share at $0.90 per share for a two year period. In addition, a cash payment of $80,142 was paid as commission on the private placement.

During the year ended August 31, 2004, the Company completed a private placement of 1,250,000 units at $0.17 per unit. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase an additional common share at $0.23 per share to December 7, 2005.

During the year ended August 31, 2004, the Company completed a private placement of 400,000 units at $0.30 per unit. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase an additional common share at $0.40 per share to December 11, 2005.

MIRANDA GOLD CORP.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

MAY 31, 2005
(Unaudited)

6.	SHARE CAPITAL (Continued)

During the year ended August 31, 2004, the Company completed a private placement of 3,000,000 units at $0.15 per unit. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase an additional common share at $0.20 per share to November 6, 2005. In addition, the Company issued 79,875 units at a fair value of $0.15 per unit as commission relating to the private placement.

	d)	Options Outstanding

As at May 31, 2005, options were outstanding for the purchase of common shares as follows:

NUMBER	PRICE
OF	PER		EXPIRY
SHARES	SHARE	EXERCISABLE	DATE

20,000	$ 0.14	20,000	December 14, 2006
100,000	$ 0.20	100,000	September 16, 2007
546,000	$ 0.27	546,000	June 18, 2008
250,000	$ 0.23	187,500	November 7, 2008
150,000	$ 0.35	112,500	December 8, 2008
1,615,000	$ 0.53	1,211,250	February 9, 2009
25,000	$ 0.65	25,000	July 26, 2007
1,975,000	$ 0.71	1,975,000	February 17, 2010
75,000	$ 0.71	75,000	April 20, 2010

A summary of the changes in stock options for the period ended May 31, 2005 is presented below:

		WEIGHTED
		AVERAGE
		EXERCISE
	SHARES	PRICE

Balance, August 31, 2003	1,305,000	$0.22

Granted	2,090,000	0.48
Exercised	(455,000)	(0.17)
Cancelled	(200,000)	(0.30)

Balance, August 31, 2004	2,740,000	0.42

Granted	2,050,000	0.71
Exercised	(34,000)	(0.18)

Balance, May 31, 2005	4,756,000	$0.55

MIRANDA GOLD CORP.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

MAY 31, 2005
(Unaudited)

6.	SHARE CAPITAL (Continued)

	e)	Share Purchase Warrants

As at May 31, 2005, share purchase warrants were outstanding for the purchase of common shares as follows:

NUMBER	PRICE
OF	PER	EXPIRY
SHARES	SHARE	DATE

1,292,250	$ 0.20	November 7, 2005
915,000	$ 0.23	December 7, 2005
150,000	$ 0.40	December 11, 2005
25,000	$ 0.25	January 9, 2006
75,000	$ 0.37	February 6, 2006
25,000	$ 0.70	November 23, 2006
2,900,000	$ 0.90	February 10, 2007
15,000	$ 0.40	January 23, 2007

7.	RELATED PARTY TRANSACTIONS

	a)	During the nine months ended May 31, 2005, the Company paid $54,200 (2004 - $45,000) to a company controlled by a director for management of the Company’s affairs.

	b)	During the nine months ended May 31, 2005, the Company paid $73,854 (2004 - $83,212) to a company controlled by a director for rent, telephone, secretarial and office services.

	c)	The mineral properties described in Note 5(b) were acquired from a director, companies controlled by a director, and a company controlled by a person related to this same director.

	d)	A director and officer of the Company holds a 10% interest in the properties described in Note 5(g), (h), (i).

MIRANDA GOLD CORP.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

MAY 31, 2005
(Unaudited)

8.	SUBSEQUENT EVENTS

Subsequent to May 31, 2005, the Company entered into a mining lease agreement with an option to purchase 28 claims in the Iron Point Mining District of Humboldt County, Nevada.

Consideration payable under the 20 year lease agreement is payable as follows:

US$7,000 initial cash payment (paid)
US$10,000 on or by June 3, 2006
US$10,000 on or by June 3, 2007
US$15,000 on or by June 3, 2008
US$20,000 on or by June 3, 2009
US$25,000 on or by June 3, 2010 and annually thereafter

Subsequent to May 31, 2005, the Company signed a letter of intent to complete an exploration agreement with an option to joint venture its Horse Mountain property.